Exhibit 99.2

Genius Sports Reports 38% Group Revenue Growth and Raises Full-Year 2025 Group Revenue and Adj. EBITDA Guidance, Driven by Strengthening Media Product

•
Group Revenue of $166.3m, representing 38% growth year-over-year
•
Group Revenue growth predominately driven by 89% growth in Media revenue and 28% growth in Betting revenue
•
Group Net Loss of ($28.8m) whilst Group Adj. EBITDA increased 32% year-over-year to $34.0m
•
2025 Group Revenue guidance raised to $655m, representing 28% growth year-over-year
•
2025 Group Adj. EBITDA guidance raised to $136m, representing 59% growth year-over-year and a 21% margin

LONDON & NEW YORK, November 4, 2025 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” "Genius" or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal third quarter ended September 30, 2025.

“Our growth this quarter reflects our unique ability to combine sports data with audience intelligence to deliver personalized fan experiences at scale,” said Mark Locke, Genius Sports Co-Founder and CEO. “We’re extending our leadership in online sports betting and sports advertising through richer content, rapid product adoption, and strong commercial momentum, driving continued growth and long-term value for our partners.”

$ in thousands	Q325	Q324%
Group Revenue	166,283	120,198	38.3%
Betting Technology, Content & Services	110,010	85,625	28.5%
Media Technology, Content & Services	41,788	22,126	88.9%
Sports Technology & Services	14,485	12,447	16.4%
Group Net (Loss) Income	(28,814)	12,505	nm
Group Adjusted EBITDA	33,988	25,691	32.3%
Group Adjusted EBITDA Margin	20.4%	21.4%	(100	bps)

$ in thousands	YTD25	YTD24%
Group Revenue	428,993	335,363	27.9%
Betting Technology, Content & Services	304,068	226,646	34.2%
Media Technology, Content & Services	86,283	75,554	14.2%
Sports Technology & Services	38,642	33,163	16.5%
Group Net Loss	(90,960)	(34,828)	(161.2%)
Group Adjusted EBITDA	87,913	53,366	64.7%
Group Adjusted EBITDA Margin	20.5%	15.9%	460	bps

nm = not meaningful

Q3 2025 Financial Highlights

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Group Revenue: Group revenue increased 38% year-over-year to $166.3 million.
o
Betting Technology, Content & Services: Revenue increased 28% year-over-year to $110.0 million, driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, growth and expansion in existing markets, and new service offerings. Growth was also supported by new customer acquisitions.
o
Media Technology, Content & Services: Revenue increased 89% year-over-year to $41.8 million, driven by higher programmatic advertising services.
o
Sports Technology & Services: Revenue increased 16% year-over-year to $14.5 million primarily driven by an increase in sales of products built on GeniusIQ technology.
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Group Net (Loss) Income: Group net loss was $28.8 million in the third quarter ended September 30, 2025, representing a $41.3 million difference from the $12.5 million income in the third quarter ended September 30, 2024. This was primarily driven by a $7.5 million loss on foreign currency in the third quarter ended September 30, 2025 compared to a $21.1 million gain in the third quarter ended September 30, 2024, as well as timing of new data rights agreements and non-recurring litigation costs.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $34.0 million in the quarter, representing a 32% increase compared to the $25.7 million reported in the third quarter ended September 30, 2024.

Q3 2025 Business Highlights

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Acquired Sports Innovation Lab, a leader in sports fan data, to bolster the world’s most advanced fan activation platform
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Expanded partnerships with Hard Rock Bet Sportsbook and ESPN BET to provide official data, live trading and BetVision
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Launched BetVision product for global basketball competitions
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Secured exclusive official data and streaming rights with Serie A through 2029 to power next-generation BetVision product
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Utilized leading technology position to secure multi-year exclusive official betting data rights for a select group of competitions within European Leagues
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Announced new partnership with PMG, the leading independent agency representing several major brands including Nike, TurboTax, Best Western, and Beats by Dre, among others
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Delivered augmented advertising content for Shopify, NBA 2K and Point3 on FanDuel Sports Network’s broadcasts of select WNBA games

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $655 million and Group Adjusted EBITDA of approximately $136 million in 2025. This implies year-over-year Group Revenue and Adj. EBITDA growth of 28% and 59%, respectively. Genius Sports also expects to generate positive annual cash flow in the full year of 2025.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue	$166,283	$120,198	$428,993	$335,363
Cost of revenue	124,963	80,116	343,584	254,106
Gross profit	41,320	40,082	85,409	81,257
Operating expenses:
Sales and marketing	13,645	9,455	39,357	27,531
Research and development	4,943	5,848	22,615	19,683
General and administrative	45,670	30,403	144,705	82,855
Transaction expenses	2,667	432	5,452	2,524
Total operating expenses	66,925	46,138	212,129	132,593
Loss from operations	(25,605)	(6,056)	(126,720)	(51,336)
Interest (expense) income, net	(138)	(13)	855	1,001
Gain (loss) on disposal of assets	39	1	26	(18)
(Loss) gain on foreign currency	(7,519)	21,099	31,722	17,190
Total other (expense) income	(7,618)	21,087	32,603	18,173
(Loss) income before income taxes	(33,223)	15,031	(94,117)	(33,163)
Income tax benefit (expense)	2,592	(4,618)	302	(4,404)
Gain from equity method investment	1,817	2,092	2,855	2,739
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)
(Loss) earnings per share attributable to common stockholders:
Basic	$(0.11)	$0.05	$(0.36)	$(0.15)
Diluted	$(0.11)	$0.05	$(0.36)	$(0.15)
Weighted average common stock outstanding:
Basic	257,661,292	229,588,604	253,138,423	229,460,263
Diluted	257,661,292	233,730,434	253,138,423	229,460,263

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$207,792	$110,213
Restricted cash, current	—	25,026
Accounts receivable, net	132,385	85,491
Contract assets	53,716	30,632
Prepaid expenses	56,337	27,333
Other current assets	16,171	9,902
Total current assets	466,401	288,597
Property and equipment, net	29,297	19,016
Intangible assets, net	148,912	115,539
Operating lease right-of-use assets	28,896	7,488
Goodwill	338,750	326,011
Deferred tax asset	1,546	1,192
Investments	31,779	31,717
Other assets	3,519	2,706
Total assets	$1,049,100	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$59,921	$36,661
Accrued expenses	87,595	79,172
Deferred revenue	98,779	73,388
Current debt	4	19
Operating lease liabilities, current	4,076	3,003
Other current liabilities	18,920	9,327
Total current liabilities	269,295	201,570
Deferred tax liability	11,795	13,802
Operating lease liabilities, non-current	26,096	4,489
Other liabilities	19,384	—
Total liabilities	326,570	219,861
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 242,824,068 shares issued and 238,718,120 shares outstanding at September 30, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,428	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 14,500,000 shares issued and outstanding at September 30, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,966,811	1,700,065
Treasury stock, at cost, 4,105,948 shares at September 30, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,178,487)	(1,087,527)
Accumulated other comprehensive loss	(50,570)	(24,635)
Total shareholders’ equity	722,530	572,405
Total liabilities and shareholders’ equity	$1,049,100	$792,266

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2025	2024
Cash Flows from operating activities:
Net loss	$(90,960)	$(34,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50,435	57,208
(Gain) loss on disposal of assets	(26)	18
Stock-based compensation	123,020	32,955
Non-cash consideration, net	(1,039)	(1,240)
Non-cash interest expense, net	585	—
Non-cash lease expense	3,498	3,431
Loss on lease abandonment and impairment	195	—
Amortization of contract costs	1,082	939
Deferred income taxes	(2,362)	—
Allowance for expected credit losses	275	(122)
Gain from equity method investment	(2,855)	(2,739)
Gain on foreign currency remeasurement	(31,143)	(16,940)
Changes in operating assets and liabilities
Effect of business combinations	(4,399)	—
Accounts receivable	(46,129)	(2,693)
Contract assets	(23,084)	(11,122)
Prepaid expenses	(21,346)	1,233
Other current assets	(6,719)	2,480
Other assets	(1,341)	(1,287)
Accounts payable	23,259	(30,970)
Accrued expenses	924	11,482
Deferred revenue	25,391	(5,485)
Other current liabilities	2,767	(3,579)
Operating lease liabilities	(2,587)	(3,516)
Net cash used in operating activities	(2,559)	(4,775)
Cash flows from investing activities:
Purchases of property and equipment	(15,653)	(9,446)
Capitalization of internally developed software costs	(44,666)	(38,110)
Distributions from equity method investments	2,787	1,561
Purchases of intangible assets	(1,259)	—
Acquisition of business, net of cash acquired	(14,841)	—
Proceeds from disposal of assets	40	10
Net cash used in investing activities	(73,592)	(45,985)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(17)	(16)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,983	(7,591)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,721	1,633
Net increase (decrease) in cash, cash equivalents and restricted cash	72,553	(56,718)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$207,792	$69,075
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$2,624	$579
Cash paid during the period for income taxes	$3,003	$1,596

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(dollars, in thousands)
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)
Adjusted for:
Net, interest expense (income)	138	13	(855)	(1,001)
Income tax (benefit) expense	(2,592)	4,618	(302)	4,404
Amortization of acquired intangibles (1)	2,572	2,725	6,936	21,953
Other depreciation and amortization (2)	16,519	12,946	44,581	36,194
Stock-based compensation (3)	25,863	9,322	128,166	34,559
Transaction expenses	2,667	432	5,452	2,524
Litigation and related costs (4)	9,598	3,295	23,513	5,643
Loss (gain) on foreign currency	7,519	(21,099)	(31,722)	(17,190)
Other (5)	518	934	3,104	1,108
Adjusted EBITDA	$33,988	$25,691	$87,913	$53,366

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and nine months ended September 30, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2025 (the “2024 20-F”)), and Volleystation litigation (as described in Note 17 – Commitments and Contingencies, elsewhere in this filing on Form 6-K). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, loss on impairment of property leases, and professional fees for finance transformation project.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s third quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 sports organizations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Group Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Group Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group Adjusted EBITDA and Group Adjusted EBITDA margin are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in the 2024 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com